UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53400

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2020___ AND ENDING ___12/31/2020___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sable Capital LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2820 Selwyn Ave, Suite 375

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

                          (No. and Street)

Charlotte	NC	28209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Curtis Weeks 678-679-8642

                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman and Company, CPAs PC

                        (Name – if individual, state last, first, middle name)

3535 Roswell Rd	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

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OATH OR AFFIRMATION

I, __Jonathan Curley__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Sable Capital LLC__ , as of __December 31__ , 20 __20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Khamla Sphabmixay
NOTARY PUBLIC
Mecklenburg County, NC
My Commission Expires July 27, 2025

Notary Public

_____
Signature

CEO, Chief Compliance Officer
_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SABLE CAPITAL, LLC

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND ACCOMPANYING INFORMATION

DECEMBER 31, 2020

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Sable Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sable Capital, LLC as of December 31, 2020, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2020 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sable Capital, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sable Capital, LLC's management. Our responsibility is to express an opinion on Sable Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The schedule's 1, 2, and 3 have been subjected to audit procedures performed in conjunction with the audit of Sable Capital, LLC's financial statements. The supplemental information is the responsibility of Sable Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 1, 2021

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

SABLE CAPITAL, LLC

Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$	31,815
Accounts receivable		21,834
Prepaid expenses and other assets		7,838
TOTAL ASSETS	$	61,487

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	7,489
Total Liabilities		7,489
Member's Equity		53,998
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	61,487

The accompanying notes are an integral part of these financial statements.

SABLE CAPITAL, LLC

Statement of Operations
Year ended December 31, 2020

Revenues:		
Other Income	$	21,846
Expenses:		
Registration fees		8,687
Consulting		44,404
Professional fees		10,559
Rent		7,200
Insurance		1,269
Travel and entertainment		37
Miscellaneous		125
Total Expenses		72,281
NET LOSS	$	(50,435)

The accompanying notes are an integral part of these financial statements.

SABLE CAPITAL, LLC

Statement of Changes in Member's Equity
Year ended December 31, 2020

	Total Member's Equity
Balance at December 31, 2019	$ 50,333
Capital contributions	54,100
Net loss	(50,435)
Balance at December 31, 2020	$ 53,998

The accompanying notes are an integral part of these financial statements.

SABLE CAPITAL, LLC

Statement of Cash Flows
Year ended December 31, 2020

Cash flows from operating activities:		
Net loss	$	(50,435)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in operating assets:		
Other assets		(1,427)
Accounts receivable		3,160
Decrease in operating liabilities:		
Accounts payable		150
Net cash used in operating activities		(48,552)
Cash flows from financing activities:		
Capital contributions		54,100
Net cash provided by financing activities		54,100
INCREASE IN CASH AND CASH EQUIVALENTS		5,548
Cash and cash equivalents, beginning of year		26,267
Cash and cash equivalents, end of year	$	31,815

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies

Nature of Operations

Sable Capital, LLC ("Sable" or "the Company"), a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Sable primarily operates as a broker-dealer offering investment banking services and as an underwriter of interstate and intrastate offerings and Direct Participation Program offerings. Sable does not hold cash or securities for its customers. The firm operates from the state of Missouri.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the SEC, as no such liabilities existed at December 31, 2020 or during the year then ended.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits.

Recognition of Revenues

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services approved within the scope of ASC 606 include investment banking activities. The Company is approved to provide advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies (*continued*)

For 2020, the Company only had revenue from reimbursement of expenses from its registered representatives.

Accounts Receivable

The Company has reviewed its A/R and has determined that all A/R is collectable, and no valuation allowance is needed. A/R terms are due upon receipt.

Income Taxes

The Company is formed as a single member limited liability company and as such, its operations are included in the Parent Company's tax returns. Earnings and losses of the Company are included in the personal income tax returns of the Parent Company's members. Accordingly, the financial statements do not include a provision for income taxes.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes*. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

Prepaid FINRA Fee

As a member of FINRA, the Company is charged annual registration fees. These fees are paid in advance and amortized monthly.

Subsequent Events

The Company has evaluated subsequent events through February 1, 2021, the date the financial statements were issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

The Company is evaluating new accounting standards and will implement as required.

Note B - Related Party Transactions

The Company has entered into an expense sharing agreement with its related party for various rent, technology, and other miscellaneous expenditures commensurate with its operations. The term of the expense sharing agreement is monthly until cancelled by either party. The amount payable to the member as of December 31, 2020 for the aforementioned expenses, and included in accounts payable on the statement of financial condition, was $700. Expenses recorded on the Statement of Operations for the year are detailed as follows:

Note B - Related Party Transactions *(continued)*

Rent	$	7,200
Technology		1,200
	$	8,400

During the year, the member made $54,100 in capital contributions to Sable of which $9,100 is debt forgiveness by its related parties.

Note C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC's") Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital cannot exceed 15 to 1.

At December 31, 2020, the Company had Net Capital of $24,326 which was $19,326 in excess of its required Net Capital of $5,000. The Company's ratio of aggregate indebtedness to Net Capital was 0.31 to 1 at December 31, 2020.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

Note D - Contingencies

The securities industry is subject to extensive regulation under federal, state, and applicable international laws. Sable is also subject to periodic regulatory audits and inspections. Compliance and trading problems that are reported to regulators, such as the SEC, FINRA, and/or the FDIC by dissatisfied customers or others are investigated by such regulator and may, if pursued, result in formal claims being filed against Sable by the customer or disciplinary action being taken against Sable by the regulator that could have a material impact on the Company's financial position, results of its operations, or cash flows. At December 31, 2020, management is not aware of any regulatory issues and there were no amounts levied against the Company as a result of regulatory assessments for the year then ended.

Note D - Contingencies *(continued)*

COVID-19

The worldwide COVID-19 pandemic and related government-imposed and other measures intended to control the spread of the disease, including restrictions on travel and the conduct of business, such as stay-at-home orders, quarantines, travel bans, border closings, business closures and other similar measures, have had a significant impact on global economic conditions and have negatively impacted certain aspects of our business and results of operations, and may continue to do so in the future. Although certain economic conditions showed signs of improvement toward the end of fiscal 2020, certain of the impacts of the COVID-19 pandemic may continue to affect our results in the future.

Note E - Concentrations

The Company had revenue from 1 source in 2020.

Note F – Basis of Accounting

These financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Supplemental Schedules

Sable Capital, LLC

Schedule I - Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2020

COMPUTATION OF NET CAPITAL

Total member's equity	$	53,998
Deductions:		
Non-allowable assets:		
Accounts receivable		21,834
Other assets		7,838
Net capital before haircuts		24,326
Haircuts:		
Total haircuts		-
NET CAPITAL	$	24,326

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities		7,490
Total aggregate indebtedness	$	7,490

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Excess net capital	$	19,326
Ratio of aggregate indebtedness to net capital		0.31 to 1

There is no difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2020.

Sable Capital, LLC

Schedule II – Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

.

Sable Capital, LLC

Schedule III – Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Sable Capital, LLC

We have reviewed management's statements, included in the accompanying Sable Capital, LLC's Annual Exemption Report, in which (1) Sable Capital, LLC identified the following provisions of 17 C.F.R. under which Sable Capital, LLC claimed an exemption from 17 C.F.R. §240.17a-5 under Footnote 74 of 17a-5 (the "exemption provisions") and (2) Sable Capital, LLC stated that Sable Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sable Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sable Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of SEC Rule 17a5 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 1, 2021

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683



SABLE CAPITAL

January 22, 2021

Exemption Report

Sable Capital, LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. The Firm conducts business activities involving private placements; broker selling tax shelters or limited partnerships in primary distributions: mergers and acquisitions; and referral business for compensation. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

The Firm had no exceptions to the provision identified above throughout the most recent fiscal year.

I, Jonathan E Curley, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jonathan E. Curley
President and Chief Compliance Officer

SABLE CAPITAL, LLC
2820 SELWYN AVE, SUITE 375
CHARLOTTE, NORTH CAROLINA 28209